Exhibit 99.1

AMENDMENT NO. 3

TO THE

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Amendment is made as of May 5, 2025 (this “Amendment”) to the Agreement of Merger and Plan of Reorganization, dated November 4, 2024 (as previously amended on January 30, 2025 and on February 17, 2025, the “Agreement”), between Kadimastem Ltd., an Israeli publicly traded company limited by shares (“Kadimastem”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (the “NLS”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (and together with Kadimastem and NLS, the “Parties”).

WHEREAS, the Parties are parties to the Agreement, and

WHEREAS, the Parties desire to amend the Agreement to clarify their intentions with respect to the terms thereof.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Notwithstanding Section 7.1.1 of the Agreement as amended on January 30, 2025, the Termination Date shall be extended from April 30, 2025 to June 30, 2025.

2.	Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms as set forth in the Agreement.

3.	This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby, this Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

4.	The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

5.	This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

NLS PHARMACEUTICS LTD.

By	/s/ Alexander C. Zwyer
	Name:	Alexander C. Zwyer
	Title:	Chief Executive Officer

By	/s/ Ronald Hafner
	Name:	Ronald Hafner
	Title:	Chairman of the Board

NLS PHARMACEUTICS (Israel) LTD.

By	/s/ Kobi Maimon
	Name:	Kobi Maimon
	Title:	Director

Kadimastem Ltd.

By	/s/ Ronen Twito
	Name:	Ronen Twito
	Title:	Chief Executive Officer